UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment A

Under the Securities Exchange Act of 1934

ACCELERATED BUILDING CONCEPTS CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

(CUSIP Number)

Leigh Gerke, Assistant Secretary
2910 Bush Drive
Melbourne, FL 32935
321-421-6665

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Avante Holding Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,134,150 8. Shared Voting Power 2,432,896 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,567,046
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 57.0%
14.	Type of Reporting Person (See Instructions) CORPORATION

This statement on Schedule 13D (this “Schedule 13D”) is being filed by Avante Holding Group, Inc. (the “Reporting Person”) and relates to the common stock, par value per share (the “Common Stock”), of Accelerated Building Concepts Corporation, a Delaware Corporation (the “Company”).

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock and is being filed pursuant to rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The address of the principal executive offices of the Company is 2910 Bush Drive, Melbourne, Florida, 32935.

Item 2. Identity and Background.

a.	This statement is filed by the reporting person.

b.	The address of the reporting person is 2910 Bush Drive, Melbourne, Florida, 32935.

c.
Avante Holding Group, Inc., has provided funding and administrative services for the Company since June 2005.  The reporting person manages startup and small businesses by providing various administrative, financial, and support services.

d.
Neither the Reporting Person nor, to the best of his knowledge, any of it’s management committee members, executive officers, or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
Neither the Reporting Person nor, to the best of his knowledge, any of it’s management committee members, executive officers, or members has, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Person has financed the Company and provided services in receipt of the shares in which it controls.  In addition, it has received voting control from various other parties who have either (i) acquired the shares by purchasing them in the open market, (ii) issued under New Century Structures, Inc., prior to conversion as part of the reverse merger with K2 Digital, Inc on August 9, 2007, (iii) issued as a conversion of debt or services provided, or (iv) purchased as a founder in a private transaction.

The Reporting Person owns 2,134,150 common shares of the Company which represents 26.6% and has the voting proxy of 2,432,896 common shares held by 15 individuals (corporations), which represents 30.3% of the Company’s issued and outstanding stock.

Item 4. Purpose of Transaction.

The Reporting Person has become increasing concerned with the decisions and misrepresentations of its current management.  The Reporting Person believes that senior management of the Company has grossly underperformed for the past two years.

The Reporting Person believes there have been material breaches in the various agreements and potentially fraudulent activity conducted by its current and former management.

In addition, the various factors, including, without limitation, the Company's financial position and business strategy, the conduct of management and the Board of Directors of the Company, the price levels of the Common Stock, conditions in the securities market and general economic and industry conditions and alternative business and investment opportunities available to the Reporting Person, the Reporting Person has removed three individuals from the Board of Directors and placed two individuals on the Board of Directors through majority consent of shareholders.  In addition, the Reporting Person has removed Joseph J. Sorci as the Chief Executive Officer.  The Reporting Person has appointed its Chairman and Chief Executive Officer to the Board of Directors of the Company.

Item 5. Interest in Securities of the Issuer.

(a)	& (b) Current Ownership

The Reporting Person possesses voting and dispositive control over shares of Common Stock held by various individuals and corporations.  The percentages used in this Item 5 and in the rest of this Schedule 13D are calculated based upon 8,018,465 shares of Common Stock issued and outstanding as of November 6, 2008.  Although the Company’s Stock Register currently shows 7,685,132 shares issued and outstanding, the Company has issued 333,333 to a shareholder in October 2007 but has not yet issued their certificate.

The Reporting Person acquired 250,000 shares of Common Stock during the past sixty days in open market. Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, or members.

(d) Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, other than the Investment Companies, no one of which has an interest which relates to in excess of five percent of the outstanding Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person has the ability to vote directly shares of Common Stock as noted above through a proxy vote agreement.  These proxies have been filed with the Company.

Item 7. Material to be Filed as Exhibits.

Not Applicable.